UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2015
Commission File Number 001-33434
CREDIT SUISSE AG

(Translation of Registrant’s Name Into English)
Paradeplatz 8, CH-8070 Zurich, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Explanatory note
This Report on Form 6-K contains the exhibit set forth below. This report on Form 6-K and such exhibit are hereby incorporated by reference into Registration Statement No. 333-180300-03 of Credit Suisse AG.

Exhibit 5.1: Opinion of Davis Polk & Wardwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.

Exhibit 99.1: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 30, 2015, relating to the registrant’s Leveraged Basket-Linked Medium-Term Notes due 2016;

Exhibit 99.2: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 30, 2015, relating to the registrant’s Market-Linked Notes Linked to the Performance of the EURO STOXX 50® Index due January 29, 2021;

Exhibit 99.3: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 30, 2015, relating to the registrant’s Buffered Notes due July 31, 2018 Linked to the Performance of the S&P 500® Index;

Exhibit 99.4: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 30, 2015, relating to the registrant’s Leveraged Buffered S&P 500® Index-Linked Medium-Term Notes due 2017;

Exhibit 99.5: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 30, 2015, relating to the registrant’s Autocallable Securities due January 30, 2017 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index;

Exhibit 99.6: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 30, 2015, relating to the registrant’s Accelerated Barrier Notes due January 31, 2019 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index;

Exhibit 99.7: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 30, 2015, relating to the registrant’s Absolute Return Barrier Securities due January 30, 2020 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index;

Exhibit 99.8: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 30, 2015, relating to the registrant’s Digital-Plus Barrier Notes due February 1, 2021 Linked to the Performance of the S&P 500® Index;

Exhibit 99.9: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 30, 2015, relating to the registrant’s Absolute Return Barrier Securities due February 1, 2021 Linked to the Performance of the Dow Jones Industrial AverageSM;

Exhibit 99.10: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 30, 2015, relating to the registrant’s Accelerated Return Notes due February 1, 2021 Linked to the Performance of the EURO STOXX 50® Index;

Exhibit 99.11: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 30, 2015, relating to the registrant’s Accelerated Return Notes due August 1, 2018 Linked to the Performance of the EURO STOXX 50® Index;

Exhibit 99.12: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 30, 2015, relating to the registrant’s Trigger Performance Securities Linked to the Performance of the Russell 2000® Index due January 31, 2025;

Exhibit 99.13: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 30, 2015, relating to the registrant’s Trigger Performance Securities Linked to the Performance of the EURO STOXX 50® Index due January 30, 2025;

Exhibit 99.14: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 30, 2015, relating to the registrant’s Accelerated Return Notes due November 1, 2018 Linked to the Performance of the S&P 500® Index;

Exhibit 99.15: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 30, 2015, relating to the registrant’s Accelerated Return Notes due November 1, 2018 Linked to the Performance of the Russell 2000® Index;

Exhibit 99.16: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 30, 2015, relating to the registrant’s 7.30% per annum Contingent Coupon Callable Yield Notes due January 30, 2018 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index;

Exhibit 99.17: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 30, 2015, relating to the registrant’s 8.25% per annum Contingent Coupon Callable Yield Notes due January 30, 2018 Linked to the Performance of the EURO STOXX 50® Index and the Russell 2000® Index;

Exhibit 99.18: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 30, 2015, relating to the registrant’s Step-Up Contingent Coupon Callable Yield Notes due January 30, 2025 Linked to the Performance of the EURO STOXX 50® Index and the Russell 2000® Index;

Exhibit 99.19: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 30, 2015, relating to the registrant’s Step-Up Contingent Coupon Callable Yield Notes due January 30, 2030 Linked to the Performance of the S&P 500® Index;

Exhibit 99.20: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 30, 2015, relating to the registrant’s 7.30% 7.5 Year Callable Daily Range Accrual Securities due July 29, 2022 Linked to the Performance of the Russell 2000® Index;

Exhibit 99.21: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 30, 2015, relating to the registrant’s 8.00% per annum Contingent Coupon Callable Yield Notes due January 30, 2025 Linked to the Performance of the EURO STOXX 50® Index and the Russell 2000® Index;

Exhibit 99.22: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 30, 2015, relating to the registrant’s Trigger Phoenix Autocallable Optimization Securities Linked to the least performing underlying between the Russell 2000® Index and the EURO STOXX 50® Index due on January 31, 2025;

Exhibit 99.23: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 30, 2015, relating to the registrant’s Trigger Phoenix Autocallable Optimization Securities Linked to the Common Stock of Phillips 66 due on January 30, 2020; and

Exhibit 99.24: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 30, 2015, relating to the registrant’s 11.00% per annum Contingent Coupon Autocallable Yield Notes due January 30, 2017 Linked to the Performance of the Common Stock of Tesoro Corporation.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
Date: January 30, 2015	By:	/s/ Elaine Sam
		Name:	Elaine Sam
		Title:	Authorized Officer

	By:	/s/ Gina Orlins
		Name:	Gina Orlins
		Title:	Authorized Officer